MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

July 21, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 281, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 282, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Westwood Strategic Convertibles Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Trace Rakestraw, Esq.
July 21, 2017
Page 2

2. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The requested change has been made.

3. COMMENT. Please confirm supplementally that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

     RESPONSE. The Trust confirms that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

4. COMMENT. Please confirm supplementally that the Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect investments in contingent convertible securities to be part of the Fund's principal investment strategies.

5. COMMENT. Please confirm that the Fund will adhere to the Staff's position that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

     RESPONSE. While the Trust acknowledges the Staff's position, it respectfully declines to make the requested confirmation because the Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

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Trace Rakestraw, Esq.
July 21, 2017
Page 3

6. COMMENT. Please consider removing the foreign currency risk disclosure from the "Foreign Securities Risk" paragraph in the "Principal Risks" section, and from the "Foreign/Emerging Market Securities Risk" paragraph in the "More Information About Risk" section, because each section separately addresses foreign currency risk.

     RESPONSE. The requested change has been made.

7. COMMENT. Please explain supplementally the basis for considering the Thomson Reuters US Focus Convertible Bond Index to be an appropriate broad-based securities market index.

     RESPONSE. Form N-1A defines "appropriate broad-based securities market index" to mean an index "that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used." The SEC has stated that "[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund's performance and risks relative to the market."(1) The SEC has also stated that a "broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate" and that an "index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries."(2)

     Early guidance on the meaning of an appropriate securities index comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940, as amended. Specifically, the SEC stated:

          In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large 'blue chip' stocks would not. FOR INVESTMENT COMPANIES THAT INVEST EXCLUSIVELY IN A PARTICULAR TYPE OF SECURITY OR

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(1)  Registration Form Used by Open-End Management Investment Companies, SEC
     Release No. IC-23064 (Mar. 13, 1998).

(2) Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19832 (Apr. 6, 1993).

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Trace Rakestraw, Esq.
July 21, 2017
Page 4

          INDUSTRY, EITHER A SPECIALIZED INDEX THAT ADEQUATELY REPRESENTS THE PERFORMANCE OF THAT TYPE OF SECURITY OR A BROADLY BASED MARKET VALUE WEIGHTED INDEX ORDINARILY WOULD BE CONSIDERED APPROPRIATE. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.(3) (emphasis added)

     Finally, with respect to the ability of a fund to select an appropriate securities index, the SEC stated that "[the 'appropriate securities index' language] would give a fund A CONSIDERABLE DEGREE OF FLEXIBILITY TO SELECT AN INDEX THAT IT BELIEVES BEST REFLECTS THE MARKETS IN WHICH THE FUND INVESTS. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period."(4) (emphasis added)

     In light of the foregoing, the Trust, based on representations from the Adviser, believes that the Thomson Reuters US Focus Convertible Bond Index is an appropriate broad-based securities market index because it reflects the market for the principal investments of the Fund, is not composed of securities of firms in a particular industry or group of related industries, and is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter. Moreover, the Trust believes that, consistent with SEC guidance, it should be given considerable deference in determining whether an index is an appropriate broad-based securities market index.

8. COMMENT. Under the "Receiving Your Money" heading in the "Purchasing, Selling and Exchanging Fund Shares" section:

     a. Please state the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders.

     RESPONSE. The requested change has been made.


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(3)  Factors to be Considered in Connection with Investment Advisory Contracts
     Containing Incentive Fee Arrangements, SEC Release No. IA-315, IC-7113 (Apr. 18, 1972).

(4) Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

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Trace Rakestraw, Esq.
July 21, 2017
Page 5

     b. Please disclose whether the methods that the Fund typically expects to use to meet redemption requests are used regularly, or only in stressed market conditions.

     RESPONSE. The section has been revised to differentiate the methods that the Fund typically expects to use to meet redemption requests from the methods that the Fund expects to use on a less regular basis, while clarifying that each method may be used in both normal and stressed market conditions.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

9. COMMENT. If the Fund is a party to a securities lending agreement, please file the securities lending agreement as an exhibit to the Trust's registration statement.

     RESPONSE. The Fund is not currently a party to a securities lending agreement.

10.  COMMENT. In the "Taxes" section:

     a. Please discuss the taxation of MLP investors, including the impact of an investor's basis in an MLP reaching zero.

     RESPONSE. The requested change has been made.

     b. Please state that shareholders may receive corrected Forms 1099 as a result of any investment by the Fund in MLPs.

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin